UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

BIORELIANCE CORPORATION

(Name of Subject Company (Issuer))

BASEBALL ACQUISITION CORPORATION,

a wholly-owned subsidiary of

INVITROGEN CORPORATION

(Named of Filing Persons – Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

090951 10 4
(CUSIP Number of Class of Securities)

Gregory T. Lucier
President and Chief Executive Officer
Invitrogen Corporation
1600 Faraday Avenue
Carlsbad, California 92008
(760) 603-7200
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with a copy to:

Mara H. Rogers, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$448,246,128	$36,264

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation is based upon the acquisition of (i) 8,431,979 shares of common stock of BioReliance Corporation (“Issuer”) outstanding as of December 31, 2003 for the expected consideration in the tender offer of $48.00 per share and (ii) the exercise of in-the-money exercisable options to purchase an aggregate of 906,482 shares of common stock of Issuer as of December 31, 2003. The calculation of the filing fee is based upon Issuer’s representation of the number of outstanding shares of its common stock and options to purchase shares of its common stock as of December 31, 2003.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.008090% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,264	Filing Party: Invitrogen Corporation and Baseball Acquisition Corporation

Form or Registration No.: Schedule TO	Date Filed: January 8, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.

☐	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

Item 11. Additional Information.
SIGNATURE

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on January 8, 2004 by Invitrogen Corporation, a Delaware corporation (“Invitrogen”) and Baseball Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Invitrogen, relating by the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share, of BioReliance Corporation, a Delaware corporation (“BioReliance”) (the “Shares”), at a purchase price of $48.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2004 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 11. Additional Information.

     The information set forth under “THE TENDER OFFER—Section 15—Certain Legal Matters—United States Antitrust Compliance” of the Offer to Purchase incorporated by reference in the Schedule TO is hereby amended and supplemented to include the following:

     “On January 22, 2004, the waiting period applicable to the Offer under the HSR Act expired, and neither the FTC nor the Antitrust Division of the Department of Justice has requested additional information or documentary material in connection therewith. Accordingly, the condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer relating to the expiration of the applicable HSR Act waiting period has been satisfied.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BASEBALL ACQUISITION CORPORATION

By:	/s/ JOHN D. THOMPSON

Name: John D. Thompson Title: President and Chief Executive Officer

INVITROGEN CORPORATION

By:	/s/ C. ERIC WINZER

Name: C. Eric Winzer Title: Chief Financial Officer

Dated:     January 23, 2004